
July 22, 2010

Jonathan E. Johnson III
President
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah 84121

> **Re:** **Overstock.com, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 9, 2010**
> **File No. 333-166871**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 4, 2010**
> **File No. 000-49799**.

Dear Mr. Johnson:

We have reviewed your letter dated July 9, 2010 and your amended registration statement filed on July 9, 2010. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

We have also reviewed your responses in your July 9, 2010 regarding our comments directed to above Exchange Act filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to the comments directed to your Exchange Act reports within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

The Rescission Offer, page 12

Background and Reasons for the Rescission Offer, page 12

1.   We note your response to comment 13 from our letter dated June 11, 2010. In particular, you state that you are a making a "complete rescission offer." However, based on your disclosure it appears that you are not conducting a complete rescission offer since you are not making the offer to all purchasers of the original offering. Please revise your registration statement to indicate that your offer is only a partial offer, in that, you are only making the offer to certain purchasers and that you do not intend to make a future offer covering any of the purchasers who are not covered by this offering or tell us why it is not appropriate for you to do so

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition…, page 52

Executive Commentary, page 60

2.   We note your response to comment 19 from our letter dated June 11, 2010. Please confirm that you will, to the extent applicable, include the discussion you included in your response regarding "Direct vs. fulfillment partner business" and "Factors to Profitability" in your future filings.

Gross Profit, page 62

3.   We note your response to comment 22 from our letter dated June 11, 2010. Please confirm that in future filings you will include your response as to why you elected to forgive certain underbilllings due from your fulfillment partners during the period covered by the report, as applicable.

Redeemable Common Stock, page 74

4.   We note your response to comment 25 from our letter dated June 11, 2010. We note that you intend to quantify in future filings your maximum estimated liability at various recent market prices. Please provide a sample of this disclosure and please confirm that you will disclose in future filings, if true, that your estimated liability represents the dollar amount of common stock that was acquired by participants at a per share price greater than the hypothetical or recent prices you used to calculate your estimated liability and these purchasers are the ones more likely to accept the offer.

Note 16. Commitments and Contingencies, page F-35

5.   We note your response to comment 30 from our letter dated June 11, 2010. Please show us what your disclosure will look like revised. You state you propose to disclose your potential losses in excess of the amounts accrued that are reasonably possible in future filings. Please explain why you do not believe it is material to investors to amend your filing to disclose your exposure to loss for those matters, such as the California District Attorney matter where it is not currently disclosed, or disclose that you are unable to estimate the potential loss or range of loss with any reasonable certainty.

Definitive Proxy Statement on Schedule 14A

Base Salary, page 24

6.   We note your response to comment 35 from our letter dated June 11, 2010. Please discuss the aspects of Mr. Johnson's performance that led your Compensation Committee to increase Mr. Johnson's salary and how they determined that the increase from $225,000 to $250,000 was appropriate.

Executive Compensation Action Taken After Year-End, page 27

7.   We note your response to comment 38 from our letter dated June 11, 2010. Please confirm that you will discuss in your future fiscal year 2010 executive compensation disclosure the reason(s) the Compensation Committee elected to increase the salaries of your named executive officers and why in the amounts selected.

Directors Compensation Table, page 33

8.   We note your response to comment 41 from our letter dated June 11, 2010. We note that you paid Mr. Joyce $1,250,000 because you "considered that a fair payment for the results he had achieved for the Company." Please describe the results he achieved for you and how you determined that $1,250,000 was a fair payment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 4. Controls and Procedures, page 38

Changes in Internal Control Over Financial Reporting, page 39

9.   We note your response to comment 43 from our letter dated June 11, 2010. You indicated that changes to your internal controls over financial reporting were "in progress at March 31, and had not been completed at that date…" Please tell us what you mean by "in progress" and why these "in progress" changes did not materially affect your internal controls over financial reporting.

Correspondence Dated July 9, 2010

10.   We note that you provided in the closing paragraph of your July 9, 2010 letter the final
        set of acknowledgements found on page 11 of our June 21, 2010 letter. However, please
        have an appropriate representative of the Company provide the first set of
        acknowledgements that begin on page 10 of our June 11, 2010 letter, which begin with
        the language "should the Commission or the staff," as these acknowledgements differ
        from the acknowledgements you provided.

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence
Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding
comments on the financial statements and related matters. Please contact Robert W. Errett, Staff
Attorney, at (202) 551-3225, or Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at
(202) 551-3720 with any other questions.

                                                        Sincerely,

                                                        H. Christopher Owings
                                                        Assistant Director

cc: Thomas W. Adkins
        Bracewell & Giuliani LLP
        via facsimile